City of Buenos Aires, July 24, 2025 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) and following up with the information provided in the communications dated May 2, 2024, July 16 and 24, 2024, September 16 and 18, 2024, November 19, 2024 and December 3, 2024. Our controlling shareholder Intercement Participações S.A. has announced today an agreement in principle with a group of creditors of the Intercement Group (which includes the companies undergoing judicial reorganization) who represent a substantial majority of creditors, regarding a potential consensual restructuring. The parties have agreed to suspend all meetings within the judicial reorganization framework until August 15, 2025, in order to proceed with the negotiations of deal documentation. Among the key terms of the agreement in principle, it is included a marketing process for Intercement’s stake in Loma Negra (for more information on the key terms of the agreement in principle please visit https://intercement.com/investidores). Furthermore, Intercement has reported that the agreement in principle is subject to agreement on definitive documentation, required corporate approvals, satisfactory tax analysis, agreement on an efficient structure for the implementation of the transaction that protects liquidity and expected creditor recoveries, completion of diligence and other customary terms and condition. It is informed that Loma Negra is not part of the judicial reorganization. Therefore, this agreement in principle does not affect our rights and obligations, nor our operations, which will continue to be carried out as usual. Loma Negra will keep its investors and the market in general informed and reiterates its commitment to market transparency. Sincerely, Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.